FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of December, 2009,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement on resolution passed at the extraordinary general meeting of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant on December 23, 2009.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)
(Stock Code: 902)

RESOLUTION PASSED AT THE
EXTRAORDINARY GENERAL MEETING

This announcement sets out the resolution passed at the EGM held on 22 December 2009.

Reference is made to the notice of the extraordinary general meeting (the “EGM” or the “Meeting”) of Huaneng Power International, Inc. (the “Company”) issued on 6 November 2009.

The EGM was held at 9:00 a.m. on 22 December 2009 at the headquarters of the Company at West Wing, Building C, Tianyin Mansion, 2C, Fuxingmennan Street, Xicheng District, Beijing, the People’s Republic of China. As entrusted by Mr. Cao Peixi (Chairman of the Company), Mr Huang Long, Vice Chairman of the Company, presided over the EGM as the chairman.

As at the record date (i.e. 20 November 2009) (the “Record Date”), there were totally 12,055,383,440 shares of the Company entitled to attend the EGM and to vote for or against the resolution tabled thereat. Shareholders and authorized proxies holding an aggregate of 9,572,298,135 shares of the Company, representing 79.40% of the total shares of the Company, were present at the EGM. Holders of 550,639,920 H shares of the Company, through HKSCC (Nominees) Limited, appointed the chairman of the Meeting as their proxy to attend and vote on their behalf. Holders of 691,735,668 H shares of the Company, through HSBC Nominees (Hong Kong) Limited, appointed the chairman of the Meeting as their proxy to attend and vote on their behalf.

According to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, connected persons (including China Huaneng Group and its respective associates and shareholders of the Company who are involved in or interested in the transactions as contemplated by the resolution to be considered at the EGM) holding an aggregate of 6,141,786,667 shares of the Company, representing 50.95% of the total issued share capital of the Company as of the Record Date, shall abstain and has abstained from voting on the resolution tabled at the EGM.

Hong Kong Registrars Limited, the share registrar of the Company, jointly with Haiwen & Partners, the Company’s PRC counsel, acted as the scrutineer for the vote-takings.

After reviewing the resolution proposed by the board of directors, the shareholders of the Company and their proxies present at the Meeting resolved through voting by way of a poll to approve the following resolutions:

Ordinary Resolutions

1.	To consider and approve the framework agreement on the continuing connected transactions (for 2010) between Huaneng Power International Inc. and China Huaneng Group, the continuing connected transactions as contemplated thereby and the transaction caps thereof

4,964,871,113 shares, representing approximately 99.95% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights, voted for the resolution, while 2,271,320 shares voted against the resolution.

2.
To consider and approve the capital contribution agreement among Huaneng Power International Inc., China Huaneng Group and Huaneng International Power Development Corporation, and the transaction as contemplated thereby

4,964,696,393 shares, representing approximately 99.95% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights, voted for the resolution, while 2,361,840 shares voted against the resolution.

By Order of the Board
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Liu Jipeng

(Executive Director)	(Independent Non-executive Director)

Huang Long	Yu Ning

(Non-executive Director)	(Independent Non-executive Director)

Wu Dawei	Shao Shiwei

(Non-executive Director)	(Independent Non-executive Director)

Huang Jian	Zheng Jianchao

(Non-executive Director)	(Independent Non-executive Director)

Liu Guoyue	Wu Liansheng

(Executive Director)	(Independent Non-executive Director)

Fan Xiaxia

(Executive Director)

Shan Qunying

(Non-executive Director)

Xu Zujian

(Non-executive Director)

Huang Mingyuan

(Non-executive Director)

Liu Shuyuan

(Non-executive Director)

Beijing, the PRC
23 December 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Gu Biquan

Name: Gu Biquan
Title: Company Secretary

Date:    December 23, 2009